Mail Stop 0308

      May 26, 2005

Mr. E. Lee Wyatt, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Sonic Automotive, Inc.
6415 Idlewood Road
Charlotte, NC 28212

	RE:	Sonic Automotive, Inc.
      Form 10-K for the Year Ended December 31, 2004
      Form 10-Q for the Quarter Ended March 31, 2005
      File No. 1-13395

Dear Mr. Wyatt:

		We have reviewed your response filed on May 13, 2005 to our comment letter dated April 5, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
Results of Operations, page 19

1. We note your response to comment number 3 in our letter dated April 5, 2005 and the disclosure in your quarterly report filed on May 6, 2005. Please tell us and disclose in future filings the type of expenses classified in cost of sales and capitalized in inventories. In your future annual and quarterly filings, please quantify and provide an analysis of material changes in cost of products and expenses included in cost of sales.

Notes to Consolidated Financial Statements
Note 1.  Description of Business and Summary of Significant
Accounting Policies
Advertising, page F-12

2. We note your response to comment number 13 in our letter dated April 5, 2005 relating to your plans not to disclose of the amount of cooperative advertising reimbursements netted against gross advertising expense. We believe disclosure of the amount of cooperative advertising credits netted against advertising expense is necessary to meet the requirements of paragraph 49(c) of SOP 93-7. In future filings, please revise your disclosure accordingly. Please also disclose:
* the number of vendors with whom you have reimbursement agreements;
* the terms and conditions of the vendor agreements;
* whether or not you would continue to incur the same level of advertising expenditures if vendors discontinued their reimbursements of cooperative advertising expenses, and in Management`s Discussion and Analysis of Financial Condition and Results of Operations discuss the impact that vendor allowances have on your results of operations in terms of generating additional revenues; and
* the dollar amount of excess reimbursements over costs incurred that are recorded as a reduction of cost of sales.

Form 10-Q for the Quarter Ended March 31, 2005

Part II - Other Information
Item 6:  Exhibits

3. In future filings please include all of the exhibits required by
Item 601 of Regulation S-K in the exhibit index. Previously filed documents may be incorporated by reference to satisfy the filing requirements.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Please file your response letter on EDGAR as a correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bill Thompson, Staff Accountant, at (202) 551-3344 or
Donna Di Silvio, Staff Accountant, at (202) 551-3202, or in their absence, the undersigned at (202) 551-3841 if you have any questions regarding these comments.

      Sincerely,



								Mike Moran
								Accounting Branch Chief


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Mr. E. Lee Wyatt, Jr.
Sonic Automotive, Inc.
May 26, 2005
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